DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Darryl Steinhause darryl.steinhause@dlapiper.com T 858.638.6702 F 858.638.5002

April 3, 2017

VIA EDGAR AND OVERNIGHT MAIL

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily REIT II, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed December 23, 2016 File No. 024-10615

Dear Ms. Hunter:

This letter is submitted on behalf of Cottonwood Multifamily REIT II, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 9, 2017 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (File No. 024-10615) submitted for review to the Commission on December 23, 2016 (the “Offering Statement”). The responses provided are based on information provided to DLA Piper, LLP (US) from the Company. The Company is concurrently submitting for review Amendment No. 2 to the draft Offering Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments and other applicable changes. We have enclosed with this letter a copy of Amendment No. 2, which was submitted today by the Company via EDGAR, reflecting changes to the Offering Statement. A marked copy of Amendment No. 2 has been mailed to the Staff.

For your convenience, the Staff’s headers and numbering have been reproduced in italics herein, followed by the Company’s responses to each comment. Page references in the SEC’s comment refer to the Offering Statement and page references in the responses refer to Amendment No. 2. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

General

1.	Please provide us with an analysis of how Cottonwood Multifamily REIT I’s offering differs from this offering such that the offerings should not be aggregated for purposes of the $50 million maximum permitted under Regulation A. In particular, we note that the name of this offering, Cottonwood Multifamily REIT II, may imply that this is a follow-on offering to the previously qualified offering and therefore raises concerns that investors may be confused that Cottonwood Multifamily REIT II is not distinct from Cottonwood Multifamily REIT I.

Sandra B. Hunter

April 3, 2017

Page Two

Response to Comment No. 1

The Company does not believe that the offering of common stock by the Company should be aggregated with the offering of common stock by Cottonwood Multifamily REIT I, Inc. (“CMRI”). CMRI is offering shares of common stock in CMRI through an offering that was qualified pursuant to Regulation A on May 27, 2016. The Company and CMRI are separate real estate investment trusts that are sponsored by Cottonwood Capital Property Management II, LLC, a subsidiary of Cottonwood Residential, Inc. (“Cottonwood”). While both offerings have the same sponsor, the Company and CMRI are distinct legal entities that are not interdependent and which will not acquire interests in common assets. CMRI has sold, as of March 22, 2017, approximately $47.9 million in shares of its common stock to investors and has acquired all of the multifamily assets it will acquire with the proceeds of its first offering. There is no common ownership between the Company and CMRI with respect to any of the above described assets.

The Commission has applied the rules with respect to integration to determine whether two Regulation A offerings should be aggregated. See, Benjamin G. Sprecher, SEC No-Action Letter (April 27, 1981).

Rule 251(c) of Regulation A provides several safe harbors with respect to the integration of offerings made pursuant to Regulation A. The safe harbors provided in Rule 251(c) are not applicable to the offerings made by the Company and CMRI. The Note to Paragraph (c) of Rule states that if “these safe harbors do not apply, whether subsequent offers and sales of securities will be integrated with the Regulation A offering will depend on the particular facts and circumstances.” As a result, whether the Company’s offering and the offering made by CMRI should be integrated, and therefore the offering amounts aggregated, is a facts and circumstances test.

The Commission set forth the facts and circumstance test for integration of offerings in Securities Act Release No. 33-4552 (November 6, 1962) (“Release No. 33-4552”). The following five factors should be considered when analyzing whether two offerings should be integrated:

(1)	are the sales part of a single plan of financing;

(2)	do the sales involve the issuance of the same class of securities;

(3)	are the sales being made at or about the same time;

(4)	is the same type of consideration being received; and

(5)	are the sales made for the same general purpose.

While these facts should each be considered, they may not each have equal weight with respect to specific situations.

While Release No. 33-4552 sets forth the five factor test to be considered with respect to integration, when there are two separate issuers, the five factor test may not even need to be considered. In no action relief, the Commission has determined that the fact that there are separate issuers involved in simultaneous offerings is an important indicator that the offerings should not be integrated. In

Sandra B. Hunter

April 3, 2017

Page Three

Rathbone, King & Steeley, SEC No-Action Letter 1993 WL 290675 (March 19, 1987), the Commission determined two offerings of separate issuers which were both sponsored by the same general partner should not be integrated. The Commission indicated that it took particular note that the offerings were not being made by the same issuer by stating that in reaching its decision “we particularly note that the offerings are not being made by the same issuer. Accordingly, we do not find it necessary to address your arguments based on Release No. 33-4552.” It should be noted that the Commission originally considered including a provision in proposed Rule 501 that expanded the meaning of securities of the issuer to include other entities that were organized within a year of the issuer and were affiliated with the issuer. The Commission ultimately excluded this provision from Rule 501.

If the Commission believes that the fact that the Company and CMRI being separate issuers is not dispositive and the five factor test set forth in Release No. 33-4552 is applied, the offerings should still not be integrated.

Single Plan of Financing. In no-action relief, the Commission has stated that when two separate issuers with affiliated general partners are making simultaneous offerings where the issuers are acquiring real estate, the offerings should not be integrated if the issuers are independently operated. In Daseke & Co, SEC No-Action Letter, (May 14, 1975), the Commission stated that the offering of six separate limited partnerships by a single general partner should not be integrated. In coming to this position, the Commission stated:

The financial success of one partnership will not be directly affected by the results of operations of the other partnerships. The funds raised by each partnership will be used solely to finance that partnership’s construction project; there will be no commingling of the assets of the various partnerships. Each partnership will arrange its own construction and permanent mortgage financing. The terms and conditions of each partnership’s indebtedness will vary the identities of the lenders. The indebtedness of each partnership will be secured solely by that partnership’s assets.

Similarly, in Westminster Company, SEC No-Action Letter (October 21, 1976), the Commission indicated that no single plan of financing exists when “the proceeds from the sale of units in partnership will be used solely to finance the operation of that one partnership and the financial success of one partnership will not be directly affected by the operation of any other.”

In the present situation, the Company and CMRI are separate legal entities that will not own any assets in common. CMRI has acquired three apartment communities and obtained financing for those properties. The Company will acquire different properties and will obtain its own financing. The assets of CMRI and the Company will not serve as collateral for the other entity’s obligations. If the properties owned by each of the Company and CMRI are successful or unsuccessful, that success or failure will not impact the other entity. The amounts raised by each of the Company and CMRI will be used only to fund the applicable entity’s acquisitions and operations; there will be no comingling. Thus, as was the case in Daseke and Westminster, the offerings by the Company and CMRI should not be viewed as being part of the same plan of financing.

Same Class of Securities. As stated by the Commission in Westminster, offerings involving separate issuers do not involve the same class of securities if the companies are not financially

Sandra B. Hunter

April 3, 2017

Page Four

interdependent. Because the Company and CMRI are not financially interdependent, as described above, the securities being offering should not be viewed as a single class.

Sales Made at or About the Same Time. The fact that two offerings by separate issuers occur at or close in time is not a reason for integration if the financial success of one issuer is not dependent on the money raise of the other issuer. See, Westminster. Similar to the facts presented in the Westminster transactions, the timing of the offerings by the Company and CMRI is merely coincidental and is largely a function of the opportunity to acquire real estate. In addition, CMRI will be completely subscribed before the Company begins offering shares.

Same Type of Consideration. The consideration paid for the securities issued by both the Company and CMRI is cash.

Same General Purpose. As stated by the court in Donohoe v. Consolidated Operating & Production Corp., 982 F.2d 1130 (1992), “[t]he term “same general purpose” suggests a level of generality to the integration analysis that may be satisfied by the observation that the purpose of each partnership was to drill for oil…[T]he important point here is that each drilling project was designed to stand or fall on its own merits…[A]ccordingly, there was no common enterprise, no single plan of financing and no single issuer attempting to evade section 5’s requirements.” While both the Company and CMRI will acquire multifamily assets, they will not acquire the same multifamily assets. Therefore, the purpose of the Company and CMRI are not the same.

The Company and CMRI are separate real estate investment trusts that will operate independently. Each of the Company and CMRI are anticipated to have several hundred investors and any overlap in investors is anticipated to be incidental. The companies will not own interests in the same assets and any financing obtained to acquire those assets will be personal to the applicable entity; there will be no cross-liabilities between the entities. Cottonwood, like countless other real estate sponsors, has made offerings of two separate entities formed for the purpose of acquiring real estate. There is no more reason to integrate these offerings as there is with respect to contemporaneous offerings made by other real estate sponsors. As a result of the foregoing, the Company does not believe that there is a reason to integrate the offerings made by the Company and CMRI and therefore to aggregate the amounts offered.

You have also indicated that you believe the similar names of the Company and CMRI will lead to investor confusion. First, the Company and CMRI do have different names. CMRI’s offering will be complete before the Company begins its offering. In addition, it is anticipated that the Company will have a substantially different investor group and that any overlap in investors will be incidental. The Company does not believe that the fact that the names of the Company and CMRI are similar will create confusion in the marketplace or with investors.

Note 5 – Related Party Transaction, page F-9

2.	We note that you have deleted disclosure regarding your sponsor’s option to purchase your operating partnership’s interest. We also note disclosure on page F-11 that indicates your sponsor does have the option to purchase your operating partnership’s interest. Please revise for consistency.

Sandra B. Hunter

April 3, 2017

Page Five

Response to Comment No. 2

The financial reports have been corrected to remove the reference to the purchase option. See Page F-13 of Amendment No. 2.

Exhibit 15-1 – Prior Performance Tables

Table III – Annual Operating Results of Prior Programs

3.	Please note that Guide 5 limits Table III disclosure to “programs that offerings of which closed in the most recent five years.” We note your disclosure that Cottonwood Multifamily REIT I, Inc. is still in its offering stage. Please revise Table III to comply with Guide 5. Please also refer to CF Disclosure Guidance Topic No. 6.

Response to Comment No. 3

Exhibit 15.1 has been corrected to remove the reference to Cottonwood Multifamily REIT I, Inc. in Table III. See Exhibit 15.1 of Amendment No. 2.

If you have any questions or would like additional information regarding the offering please contact me at (858) 638-6702 or Amy Giannamore at (858) 677-1497.

Sincerely,

DLA Piper LLP (US)

/s/ Darryl Steinhause

Partner

DS

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